UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016.

Commission File Number: 001-35197

LAKE SHORE GOLD CORP.

(Translation of registrant’s name into English)

181 University Avenue, Suite 2000, Toronto, Ontario Canada M5H 3M7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAKE SHORE GOLD CORP.

Date: March 11, 2016	By:	/s/ Alasdair Federico
	Name:	Alasdair Federico
	Title:	VP, General Counsel & Secretary

EXHIBITS

Exhibit No.	Exhibit Description
99.1	i.	Notice of a special meeting of shareholders and management information circular of Lake Shore Gold Corp., dated March 7, 2016.
	ii.	Form of proxy for special meeting of shareholders of Lake Shore Gold Corp. to be held on March 31, 2016.
iii.

Letter of Transmittal for use by registered holders of common shares of Lake Shore Gold Corp. in connection with the proposed acquisition by Tahoe Resources Inc. of all of the issued and outstanding shares of Lake Shore Gold Corp.

iv.

Certificate of an Officer of Lake Shore Gold Corp. pursuant to Canadian securities law requirements under section 2.20 of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer.

99.2	i.

43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada dated February 29, 2016 with an effective date of December 31, 2015.

	ii.	Consent of Expert, dated March 9, 2016, for Eric Kallio, P. Geo.
	iii.	Consent of Expert, dated March 9, 2016, for Natasha Vaz, P. Eng.